Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of February, 2011	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For Immediate Release

February 28, 2011

Grupo Radio Centro Reports Results for Fourth Quarter and Year-End Results for the Period Ended December 31, 2010

Mexico City, February 28, 2011 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the fourth quarter and year ended December 31, 2010. All figures were prepared in accordance with the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Information Standards.

Fourth Quarter Results

Broadcasting revenue in the fourth quarter 2010 was Ps. 306,908,000, a 17.6% increase compared to the Ps. 260,873,000 reported in the fourth quarter 2009. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico during the fourth quarter 2010 compared to the same period 2009.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the fourth quarter 2010 were Ps. 187,574,000, an 8.5% increase compared to the Ps. 172,883,000 reported in the fourth quarter 2009. This increase was primarily due to (i) higher commissions paid to the Company’s sales force due to higher broadcasting revenue in the fourth quarter 2010 compared to the same period in 2009, (ii) research and advertising expenses made during the fourth quarter of 2010, and (iii) production costs of talk shows . This increase was partially offset by a decrease in broadcasting expenses from the Los Angeles radio station KXOS-FM.

For the fourth quarter 2010, the Company recorded broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 119,334,000, a 35.6% increase compared to the Ps. 87,990,000 reported in the fourth quarter 2009. This increase was mainly attributable to the increase in broadcasting revenue, as described above.

Depreciation and amortization expenses in the fourth quarter 2010 were Ps. 5,744,000, a slight decrease compared to the Ps. 6,466,000 reported in the fourth quarter 2009, as a result of a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses were Ps. 4,574,000 in both the fourth quarter of 2009 and 2010.

The Company recorded operating income of Ps. 109,016,000,000 in the fourth quarter 2010, a 41.7% increase compared to the Ps. 76,950,000 in operating income reported in the fourth quarter 2009. This increase was due to increased broadcasting revenue during the fourth quarter 2010 compared to the fourth quarter 2009 as described above.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2010 Results

During the fourth quarter 2010, other expenses, net, were Ps. 6,118,000, a 70.4% decrease compared to the Ps. 20,695,000 reported in the fourth quarter 2009. This decrease was mainly attributable to a reduction of the reserve for labor liabilities in 2010.

The Company’s comprehensive financing cost in the fourth quarter 2010 was Ps. 8,015,000, compared to Ps. 13,972,000 in the fourth quarter 2009. This change was primarily due to a Ps. 7,092,000 loss on net foreign currency exchange in the fourth quarter 2009, which was attributable to a decline in the peso value of a U.S. dollar denominated loan from the Company to GRC LA, LLC, our U.S. subsidiary compared to a Ps. 53,000 loss on the loan due to a relatively lower appreciation of the peso against the U.S. dollar in the fourth quarter 2010.

During the fourth quarter 2010, the Company recorded income before taxes of Ps. 94,883,000, compared to income before taxes of Ps. 42,283,000 reported in the fourth quarter 2009, which was primarily attributable to an increase in operating income, as well as a decrease in other expenses, net, and in the Company´s comprehensive financing cost during the fourth quarter 2010, as described above.

The Company recorded income taxes of Ps. 21,984,000 in the fourth quarter 2010, an increase of 29.3% compared to the Ps. 16,997,000 recorded in the fourth quarter 2009. This increase was due to higher taxable income in the fourth quarter 2010 than the fourth quarter 2009.

As a result of the foregoing, the Company recorded net income in the fourth quarter 2010 of Ps. 72,899,000, a 188.3% increase compared to a net income of Ps. 25,286,000 in the fourth quarter 2009.

Twelve-Month Results

For the year ended December 31, 2010, broadcasting revenue was Ps. 907,925,000, a 15.5% increase compared to the Ps. 785,869,000 reported in the same period 2009. The increase was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during 2010 than the comparable period in 2009, as well as to revenues from the Los Angeles radio station KXOS-FM during 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2010 were Ps. 688,113,000, a 15.6% increase compared to the Ps. 595,011,000 reported in the same period 2009. This increase was primarily due to (i) broadcasting expenses incurred in connection with KXOS-FM beginning in April 2009, resulting in a comparison between twelve months for the 2010 period and eight and a half months for the 2009 period, (ii) higher sales commissions due to the increase in broadcasting revenue, and (iii) expenses related to the Company’s mass media advertising campaigns.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2010 was Ps. 219,812,000, a 15.2% increase compared to the Ps. 190,858,000 reported in the same period 2009.

Depreciation and amortization expenses for the year ended December 31, 2010 were Ps. 23,861,000, an 8.3% decrease compared to the Ps. 26,024,000 reported in the same period 2009. This decrease was due to a reduction in the amount of depreciable assets.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2010 Results

The Company’s corporate, general and administrative expenses for the year ended December 31, 2010 were Ps. 14,939,000, the same amount reported in 2009.

As a result of the foregoing, the Company recorded operating income of Ps. 181,012,000 for the year ended December 31, 2010, a 20.8% increase compared to the Ps. 149,895,000 reported in the same period 2009.

Other expenses, net, for the year ended December 31, 2010 were Ps. 42,508,000, a 36.1% decrease compared to the Ps. 66,495,000 reported in the same period 2009. This decrease was mainly attributable to legal expenses incurred in 2009 related to contractual agreements for the Los Angeles radio station, as well as revenue from tax credits during the third quarter 2010 and to a reduction of the reserve for labor liabilities in the fourth quarter 2010.

The Company’s comprehensive cost of financing for the year ended December 31, 2010 was Ps. 26,116,000, compared to Ps. 40,615,000 in the same period 2009. This change was primarily due to a lower loss on net foreign currency exchange from Ps. 17,140,000 in the year ended December 31, 2009 to a Ps. 217,000 loss on net foreign currency exchange in the year ended December 31, 2010.

For the year ended December 31, 2010, the Company recorded income before taxes of Ps. 112,388,000 compared to income before taxes of Ps. 42,785,000 in the same period 2009, mainly due to the increase in broadcasting revenue and to the aforementioned decrease in the Company`s other expenses, net, and comprehensive cost of financing.

The Company recorded income taxes of Ps. 51,978,000 for the year ended December 31, 2010, compared to Ps. 38,342,000 recorded in the same period 2009.

As a result of the foregoing, the Company recorded net income of Ps. 60,410,000 for the year ended December 31, 2010, a significant increase compared to the net income of Ps. 4,443,000 reported for 2009.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2010 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México: Pedro Beltrán / Alfredo Azpeitia Grupo Radio Centro, S.A.B. de C.V. Tel: (5255) 5728-4800 Ext. 4910 aazpeitia@grc.com.mx	In NY: Maria Barona / Peter Majeski i-advize Corporate Communications, Inc. Tel: (212) 406-3690 grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED AUDITED BALANCE SHEETS as of December 31, 2010 and 2009 (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)
	December 31,
	2010			2009
	$	U.S.(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments		11,608	143,443	175,537

Accounts receivable:
Broadcasting, net		24,937	308,143	304,701
Other		525	6,490	6,863
		25,462	314,633	311,564

Prepaid expenses		2,619	32,368	117,996
Total current assets		39,689	490,444	605,097

Property and equipment, net		35,324	436,499	459,941
Prepaid expenses		0	0	26,662
Deferred charges, net		415	5,128	3,039
Excess of cost over book value of net assets of subsidiaries, net		67,076	828,863	828,863
Other assets		276	3,416	3,353
Total assets		142,780	1,764,350	1,926,955

LIABILITIES
Current:
Notes payable		3,323	41,064	41,903
Advances from customers		11,309	139,751	175,502
Suppliers and other accounts payable		4,652	57,483	84,230
Taxes payable		6,283	77,644	56,494
Total current liabilities		25,567	315,942	358,129

Long-Term:
Notes payable		7,283	90,000	130,000
Reserve for labor liabilities		4,778	59,042	65,871
Deferred taxes		713	8,814	16,476
Total liabilities		38,341	473,798	570,476

SHAREHOLDERS' EQUITY
Capital stock		91,479	1,130,410	1,130,410
Cumulative earnings		9,387	115,991	216,021
Reserve for repurchase of shares		3,548	43,837	43,837
Minority interest		25	314	(33,789)
Total shareholders' equity		104,439	1,290,552	1,356,479
Total liabilities and Shareholders' equity		142,780	1,764,350	1,926,955

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.3571 per U.S. dollar, the rate on December 31, 2010.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED AUDITED STATEMENTS OF INCOME
for the three-month and twelve-month periods ended December 31, 2010 and 2009
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	4th Quarter				Accumulated 12 months
	2010			2009	2010			2009
	$	U.S.(1)	Ps.	Ps.	$	U.S.(1)	Ps.	Ps.

Broadcasting revenue (2)		24,837	306,908	260,873		73,474	907,925	785,869
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses		15,179	187,574	172,883		55,686	688,113	595,011
Broadcasting income		9,658	119,334	87,990		17,788	219,812	190,858

Depreciation and amortization		465	5,744	6,466		1,931	23,861	26,024
Corporate, general and administrative expenses		370	4,574	4,574		1,209	14,939	14,939
Operating income		8,823	109,016	76,950		14,648	181,012	149,895

Other expenses, net		(495)	(6,118)	(20,695)		(3,440)	(42,508)	(66,495)

Comprehensive financing cost:
Interest expense		(640)	(7,906)	(6,738)		(2,132)	(26,345)	(23,528)
Interest income (2)		(5)	(56)	(142)		36	446	53
(Loss) on foreign currency exchange, net		(4)	(53)	(7,092)		(18)	(217)	(17,140)
		(649)	(8,015)	(13,972)		(2,114)	(26,116)	(40,615)

Income (loss) before income taxes		7,679	94,883	42,283		9,094	112,388	42,785

Income taxes		1,779	21,984	16,997		4,206	51,978	38,342
Net income (loss)		5,900	72,899	25,286		4,888	60,410	4,443

Net income (loss) applicable to:
Majority interest		5,900	72,896	43,109		4,887	60,402	58,386
Minority interest		0	3	(17,823)		1	8	(53,943)
		5,900	72,899	25,286		4,888	60,410	4,443

Net income per Series A Share (3)						0.030	0.3711	0.3588
Net income per ADS (3)						0.270	3.3399	3.2292
Weighted average common shares outstanding (000's) (3)							162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.3571 per U.S. dollar, the rate on December 31, 2010.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2010 and 2009 was Ps. 1,590,000 and Ps. 1,799,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2010 and 2009 was Ps. 5,058,000 and Ps. 5,419,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: February 28, 2011	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer